Exhibit 99.1

Bright Scholar Announces Intention to Adjourn Extraordinary General Meeting Until Further Notice

FOSHAN, China, December 8, 2021 /PRNewswire/ — Bright Scholar Education Holdings Limited (“Bright Scholar” or the “Company”) (NYSE: BEDU), a global premier education service company, today announced that it intends to adjourn the extraordinary general meeting of shareholders scheduled on December 10, 2021 at 10:00 a.m., Beijing Time (GMT+8) until further notice. The adjournment is to allow the Company’s board of directors and management to further ascertain the manner and definitive scope of the Business Disposal Plan as specified in the Proxy Statement, dated November 15, 2021, furnished to the Company’s shareholders by its board of directors.

About Bright Scholar Education Holdings Limited

Bright Scholar is a global premier education service company, which primarily provides quality international education to global students and equip them with the critical academic foundation and skillsets necessary to succeed in the pursuit of higher education. Bright Scholar also complements its international offerings with Chinese government-mandated curriculum for students who wish to maintain the option of pursuing higher education in China.

IR Contact:

GCM Strategic Communications

Email: BEDU.IR@gcm.international

Media Contact:

Email: media@brightscholar.com

Phone: +86-757-6683-2507